Ares Management Corporation
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

February 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Management Corporation (“Ares”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on February 27, 2020. This disclosure can be found on page 133 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

ARES MANAGEMENT CORPORATION

By:	/s/ Michael R. McFerran
Name:	Michael R. McFerran
Title:	Chief Operating Officer & Chief Financial Officer